NEWS RELEASE
OTC BB: VCTPF

July 16, 2009

VALCENT COMPLETES REORGANIZATION WITH NEW TRADING SYMBOL AND CUSIP EFFECTIVE JULY 16, 2009

Valcent Products Inc. (the “Company”, or “Valcent”), www.valcent.net, announces that as of July 16, 2009, the Company’s common shares will trade under the symbol, OTCBB:VCTZF and CUSIP# 91881 20 2. The Board of Directors and Shareholders of the Company authorized and approved a reverse split of the Company’s common shares on June 22, 2009.  The reverse stock split will take effect as of today on a one (1) new share for eighteen (18) old shares basis for all of the Company’s issued and outstanding stock Shareholder’s positions will automatically convert on the one (1) for eighteen (18) shares basis and do not require any action on their part.  The Company’s authorized share capital remains unlimited, with no par value.

The effect of this consolidation will reduce the number of shares issued and outstanding from 591,094,636 shares to 32,838,591 shares, which includes 29,829,451 post consolidated shares for settlement of  US $11,105,780 of debt. Most of these shares for debt are subject to an eighteen month Lockup Agreement with staged releases beginning January 1, 2010.

 As at the date of this press release, the Company has 49,142,152 common shares issued and outstanding.

If you would like further information on the corporate restructuring and the Company please email info@valcent.net, or call one of representatives as listed below.

Contacts:
Media Relations
Nancy Tamosaitis-Thompson
Vorticom Public Relations
212.532.2208
Nancyt@vorticom.com

Investor Relations
Gerry Jardine or Mike Parker
(800) 877-1626 or (888) 506-7979
or worldwide (604) 630-2941
info@valcent.net

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.